UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A-6

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Mobile TeleSystems OJSC

(Name of Issuer)

Common Stock, par value RUR 0.10 per share

(Title of Class of Securities)

6074091

(CUSIP Number)

Dr. Manfred Balz

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

D-53113 Bonn, Germany

+49-228-181-0

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6074091

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) T-Mobile Worldwide Holding GmbH IRS identification number not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200,525,554

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 200,525,554

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,525,554

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) T-Mobile International AG & Co KG IRS identification number not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200,525,554

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 200,525,554

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,525,554

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Deutsche Telekom AG IRS identification number not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200,525,554

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 200,525,554

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,525,554

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on March 24, 2003, as amended by Amendment No. 1 to the Schedule 13D filed on April 17, 2003, Amendment No. 2 to the Schedule 13D filed on April 28, 2003, Amendment No. 3 to the Schedule 13D filed on December 17, 2003, Amendment No. 4 to the Schedule 13D filed on December 17, 2004 and Amendment No. 5 to the Schedule 13D filed on December 22, 2004 (as amended and supplemented, the “Schedule 13D”), of T-Mobile International AG & Co KG, formerly T-Mobile International AG, (“T-Mobile International”), Deutsche Telekom AG (“DTAG”) and T-Mobile Worldwide Holding GmbH (“T-Mobile Worldwide”) with respect to the common stock, par value RUR 0.10 per common share (the “Shares”), of Mobile TeleSystems OJSC (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer
See Item 1 of Schedule 13D as previously filed.

Item 2.	Identity and Background
See Item 2 of Schedule 13D as previously filed.

Item 3.	Source and Amount of Funds or Other Consideration
See Item 3 of Schedule 13D as previously filed.

Item 4.	Purpose of Transaction

On September 12, 2005, T-Mobile Worldwide Holding GmbH (“T-Mobile Worldwide”) agreed with UBS AG (London Branch) and Deutsche Bank AG (London Branch) (each, a “Purchaser”) to sell to the Purchasers 200,525,554 Shares at US$7.41 per Share less fees and commissions payable to the Purchasers in connection with sales outside the United States in transactions not subject to registration under the U.S. Securities Act of 1933 pursuant to Regulation S thereunder and inside the United States to qualified institutional buyers in transactions exempt from the registration requirements pursuant to Rule 144A.  The Shares to be sold were delivered to the Purchasers on September 13, 2005.  Such Shares have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  The sale of Shares is expected to be completed on September 26, 2005.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Following the completion of the sale of the Shares, the Reporting Persons will not beneficially own any securities in the Issuer.

Item 5.	Interest in Securities of the Issuer
(a)	Following the transfer of the Shares to the Purchasers on September 13, 2005, T-Mobile Worldwide has no voting and dispositive rights with respect to any securities of the Issuer.
(b)

The Reporting Persons may be deemed to be a group with Sistema JSFC, Sistema Holding Limited, Invest-Svyaz Holding, Vladimir P. Evtushenkov or VAST by virtue of the Shareholders’ Agreement, the Letter Agreements and other related agreements.  However, each Reporting Person expressly disclaims that it is such a member.

(c)

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

(d)

Except for the sale of 200,525,554 Shares by T-Mobile Worldwide, which Shares were delivered to the Purchasers on September 13, 2005, there have been no transactions in the Shares by any of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons set forth in Exhibit A during the past 60 days.

(e)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.
(f)	September 13, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
	Exhibit A	Directors and Executive Officers of the Reporting Persons
	Exhibit B	Joint Filing Agreement (i)
	Exhibit C	Call Option Agreement (i)
	Exhibit D	Shareholders’ Agreement (i)
	Exhibit E	Unwind Agreement (i)
	Exhibit F	Letter Agreement(ii)
	Exhibit G	Letter Agreement(ii)

(i)            Previously filed as an Exhibit to Schedule 13D on March 24, 2003.

(ii)           Previously filed as an Exhibit to Schedule 13D on December 17, 2004.

Signature.

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2005

T-MOBILE WORLDWIDE HOLDING GMBH

By: s/ Wolfgang Kniese
Name: Wolfgang Kniese
Title: Managing Director

By: s/ Dr. Uli Kühbacher
Name: Dr. Uli Kühbacher
Title: Managing Director

T-MOBILE INTERNATIONAL AG & CO KG

By: s/ Wolfgang Kniese
Name: Wolfgang Kniese
Title: Holder of Power of Prokuration

By: s/ Dr. Uli Kühbacher
Name: Dr. Uli Kühbacher
Title: Holder of Power of Prokuration

DEUTSCHE TELEKOM AG

By: s/ Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Holder of Power of Prokuration

By: s/ Kevin Copp
Name: Kevin Copp
Title: Holder of Power of Prokuration

EXHIBIT INDEX

Exhibit A	Directors and Executive Officers of the Reporting Persons

Exhibit B	Joint Filing Agreement (i)

Exhibit C	Call Option Agreement (i)

Exhibit D	Shareholders’ Agreement (i)

Exhibit E	Unwind Agreement (i)

Exhibit F	Letter Agreement, dated December 16, 2004, from Sistema JSFC addressed to T-Mobile Worldwide Holding GmbH (ii)

Exhibit G	Letter Agreement, dated December 16, 2004, from Sistema JSFC addressed to T-Mobile Worldwide Holding GmbH(ii)

(i)            Previously filed as an Exhibit to Schedule 13D on March 24, 2003.

(ii)           Previously filed as an Exhibit to Schedule 13D on December 17, 2004.